What makes delivery great?

It's the experience. convenient. Safe. Reliable. It's on-demand.

This is only possible with great technology.

Here at Drop, we set out to create this experience for all cannabis deliveries.

There was a lot to figure out.

Where do we start? **vanessa**

What do we design? *jade*

How do we develop it? **Marc**

How do we get this out there? **Quincy**

So we got to work. We made our own platform, developed our own software and created our own technology with our World-Class team. Building something that's the first of its kind with solutions spanning compliance, commerce, point of sale, logistics, loyalty, marketing, creating something that belongs to the Cannabis community, something they truly helped to build. With your investment we can focus on marketing, product development, and expansion. Join us today and be a part of building the future of cannabis delivery.